October 30, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

We have read the statements made by China Advanced Construction Materials Group, Inc. (the “Company”) in Item 4.01 of the Company’s Current Report on Form 8-K dated October 27, 2015 and agree with the statements made regarding our firm. We have no basis to agree or disagree with other statements of the Company made under Item 4.01 therein.

/s/ Friedman LLP

New York, New York